SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                            Vantage Drilling Company
                                (Name of Issuer)

                   Ordinary Shares, par value $0.001 per share
                         (Title of Class of Securities)


                                    G93205113
                                 (CUSIP Number)


                                January 22, 2010
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 6 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. G93205113                   13G                Page 2 of 6 Pages


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     (1)  NAMES OF REPORTING PERSONS
          COPPERTREE CAPITAL MANAGEMENT LLP


-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [ ]
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     (3)  SEC USE ONLY
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     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED KINGDOM
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NUMBER OF      (5)  SOLE VOTING POWER
                    4,495,848
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    4,495,848
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
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     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          4,495,848
-----------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
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     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          1.9%
-----------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
          IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. G93205113                 13G                 Page 3 of 6 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed April 21, 2009 (as amended, the "Schedule 13G") with respect to shares of Ordinary Shares, par value $0.001 per share (the "Ordinary Shares") of Vantage Drilling Company, a Cayman Islands Company (the "Issuer"). This Amendment amends and restates the Schedule 13G in its entirety as set forth below.

Item 1(a).     Name of Issuer:
               Vantage Drilling Company

Item 1(b).     Address of Issuer's Principal Executive Offices:
               777 Post Oak Boulevard
               Suite 610
               Houston, TX 77056

Item 2(a).     Name of Person Filing:

               COPPERTREE CAPITAL MANAGEMENT LLP

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               52 Lime Street,
               London, United Kingdom EC3M 7BS

Item 2(c).     Citizenship:

               This statement is filed by CopperTree Capital Management LLP, a United Kingdom limited liability partnership. CopperTree Capital Management LLP is a private money management firm which holds the Ordinary Shares of the Issuer in various accounts under its management and control. The principals of CopperTree Capital Management LLP are CopperTree Limited, a United Kingdom private limited company, David Graham Atkinson and Jonathan Michael Hughes-Morgan, each citizens of the United Kingdom, and Cornhill Asset Management Limited, a United Kingdom private limited company. The primary shareholder of Cornhill Asset Management Limited is Andrew Frangos, a citizen of the United Kingdom.

Item 2(d).     Title of Class of Securities:
               Ordinary Shares, par value $0.001 per share

Item 2(e).     CUSIP Number:  G93205113

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [ ] Broker or dealer registered under Section 15 of the Act,

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,


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CUSIP No. G93205113                  13G                 Page 4 of 6 Pages

          (e)  [ ] Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

               (a) Amount of Ordinary Shares beneficially owned: 4,498,848
               (b) Percent of class: 1.9%
                   The percent of class of Ordinary Shares beneficially owned by CopperTree Capital Management LLP is based upon 201,859,614 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of January 14, 2010 as reported in the Issuer's Form 424(b)(5) filed with the Securities and Exchange Commission on January 15, 2010.

               (c) Number of Ordinary Shares as to which CopperTree Capital
                   Management LLP has:
                   (i)   Sole power to vote or direct the vote: 4,498,848
                   (ii)  Shared power to vote or direct the vote: 0
                   (iii) Sole power to dispose or direct the disposition:
                         4,498,848
                   (iv)  Shared power to dispose or direct the disposition: 0

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
               Not Applicable

Item 8.        Identification and Classification of Members of the Group.
               Not Applicable

Item 9.        Notice of Dissolution of Group.
               Not Applicable


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CUSIP No. G93205113                   13G                Page 5 of 6 Pages

Item 10.       Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. G93205113                  13G                  Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 22, 2010






                                      COPPERTREE CAPITAL MANAGEMENT LLP


                                      By: /s/ David Atkinson
                                      -------------------------------------
                                      Name: David Atkinson
                                      Title: Founding Partner